UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2014

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission file number 001-31240

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RETIREMENT SAVINGS PLAN FOR HOURLY-RATED

EMPLOYEES OF NEWMONT

(Title of Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWMONT MINING CORPORATION

(Issuer of Securities)

6363 South Fiddler’s Green Circle

Greenwood Village, Colorado 80111

(Principal Executive Office)

Newmont

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Financial Statements at December 31, 2014 and 2013 and for the years ended December 31, 2014 and 2013 and Supplemental Schedules at December 31, 2014.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Retirement Savings Plan for Hourly-Rated Employees of Newmont

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan for Hourly-Rated Employees of Newmont (the “Plan”) at December 31, 2014 and 2013 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2014 and 2013 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 and schedule of delinquent participant contributions for the year ended December 31, 2014, have been subjected to audit procedures performed in conjunction with the audit of the Retirement Savings Plan for Hourly-Rated Employees of Newmont Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Causey Demgen & Moore P.C

Causey Demgen & Moore P.C.
Denver, Colorado
June 29, 2015

Newmont

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Statements of Net Assets Available for Benefits

	At December 31,
	2014	2013
Assets
Investments, at fair value:
Investments in collective trusts	$69,482,415	$65,478,272
Investments in registered investment companies	11,090,929	7,680,855
Investments in employer stock	4,753,346	7,322,900

Total investments, at fair value	85,326,690	80,482,027

Notes receivable from participants	5,630,933	5,643,992

Net assets available for benefits	$90,957,623	$86,126,019

The accompanying notes are an integral part of these financial statements.

Newmont

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2014	2013

Additions to net assets attributed to:
Investment income
Dividend income, common stock	$62,024	$405,715
Dividend income, registered investment companies	228,428	315,334
Net appreciation in the fair value of investments (Notes 2 and 3)	2,957,604	2,201,388
Other additions	74,357	5,764

Net investment income	3,322,413	2,928,201
Interest income on notes receivable from participants	233,671	242,906
Contributions (Note 1)
Employer, net of forfeitures applied	4,259,458	4,157,497
Participant	8,100,043	8,152,694
Rollover	107,651	64,947

Total contributions	12,467,152	12,375,138

Total additions	16,023,236	15,546,245
Deductions from net assets attributed to:
Payment of benefits	(10,586,565)	(9,483,097)
Administrative and other expenses	(162,119)	(168,257)

Total deductions	(10,748,684)	(9,651,354)

Increase in net assets before net transfers	5,274,552	5,894,891

Transfers
Transfers in from Retirement Savings Plan for Hourly-Rated Employees of Newmont	181,240	1,010,115
Transfers out to Retirement Savings Plan for Hourly-Rated Employees of Newmont	(624,188)	(955,857)

Net transfers	(442,948)	54,258

Increase in net assets	4,831,604	5,949,149
Net assets available for benefits at beginning of year	86,126,019	80,176,870

Net assets available for benefits at end of year	$90,957,623	$86,126,019

The accompanying notes are an integral part of these financial statements.

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Notes to Financial Statements

December 31, 2014 and 2013

1.	Description of the Plan

The following description of the Retirement Savings Plan for Hourly-Rated Employees of Newmont (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan was established effective October 1, 1991, by Newmont Mining Corporation and its affiliates (the “Company”) to qualify as a defined contribution, profit sharing plan under Section 401(a) of the Internal Revenue Code, for the benefit of eligible employees of the Company. Effective January 1, 2013, the Plan was amended and restated. The Plan is a collectively bargained, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the plan are not subject to guarantee by the Pension Benefit Guaranty Corporation.

Administration

Effective September 1, 2013, the Trustee for the Plan changed to Fidelity Management Trust Company from The Vanguard Fiduciary Trust Company, a member of the Vanguard Group, Inc. As a result of the change in Trustee, the recordkeeping, investment management services and assets of the Plan transferred to Fidelity Management Trust Company.

The Plan is administered by the Administration Committee. The Administration Committee may retain independent advisors and consultants, and is responsible for administration and for managing the Plan’s activities. Newmont USA Limited, a delegate of the Company, appoints members of the Investment Committee and the Investment Committee reviews and selects the investment fund options offered under the Plan.

Eligibility and Contributions

Employees are eligible to participate in the Plan after performing one hour of service. Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis or combination thereof, from 1% to 100% of the Plan eligible compensation to a maximum of $17,500 on a pre-tax basis for the 2014 and 2013 Plan years. The Plan allows for Roth contributions, which are after-tax contributions tracked in a separate account, but subject to the same limitations set forth above.

The Company’s matching contribution for each eligible active participant, is limited to 6% of his or her compensation. Through August 31, 2013, participant’s contributions were matched by the Company in Company common stock, with the number of Company shares contributed based on the market price at the date of contribution. Effective September 1, 2013, all matching contributions were made in cash and the Company stock fund was frozen and no further investments in Company stock are allowed. Total matching contributions were limited to a maximum of $12,000 per participant for 2013. Effective January 1, 2014, the $12,000 maximum company matching contribution limitation no longer applies. Participants are allowed to divest their Company common stock at any time.

All employees who are eligible to make elective deferrals under this Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions beyond the pre-tax limit to “catch-up” retirement savings. The limit for catch-up contribution in the Plan for 2014 and 2013 was $5,500.

In addition, the maximum contributions and other additions (including all other defined contribution plans sponsored by the Company) for the plan year of a participant under the Plan may not exceed the lesser of $52,000 and $51,000 in 2014 and 2013, respectively or 100% of the eligible compensation paid to the participant by the Company in such plan year. Annual additions are defined to include participant’s contributions and the Company’s matching contributions.

The Plan also allows rollover contributions of part or all of an “eligible rollover distribution” received by a participant from a qualified plan of a previous employer.

Vesting

Participants are fully vested in their contributions, and are vested in employer matching contributions 20% after one year of service, 40% after two years of service, 60% after three years of service and 100% after four years of service. Additionally, participants become fully vested in Company contributions upon death, disability, change of control or retirement. Terminated participants are subject to the vesting schedule in place at the time of their termination of employment with the Company.

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Notes to Financial Statements

December 31, 2014 and 2013

Non-vested balances of employees who terminate are forfeited and used generally to reduce subsequent Company contributions to the Plan and pay administrative expenses of the Plan. Unallocated forfeited balances amounted to $99,945 and $148,909 at December 31, 2014 and 2013, respectively.

Participant Accounts

Separate accounts are maintained for each participant and are credited with the participant’s contributions, the Company’s contributions and rollover contributions, if any, including the allocations of earnings and losses to these accounts calculated daily based on participant account balances. Participants direct their investments by electing the percentages of their accounts and contributions to be allocated between investment fund alternatives. Participants may make unlimited changes in their future investment allocations or make transfers of existing balances between investment fund alternatives. With respect to participant contributions, participants prior to September 1, 2013 could not elect to increase their investments in Company stock in excess of 20% of an individual participant’s account balance. Effective September 1, 2013 future investments in Company stock were not offered as an option.

Payment of Benefits, Withdrawals and Transfers

At the time of a participant’s retirement, death or disability, the vested balances in all of his or her accounts will be paid in a lump sum. Upon termination of employment for reasons other than retirement, death or disability, participants are entitled to receive a lump sum payment for the value of the non-forfeitable portion of their account. Such lump sum payments may result in adverse tax consequences for the participant. Participants with vested account balances of $1,000 or less are required to roll their account balances into an IRA rollover account, another qualified benefit plan, or receive a lump sum distribution. Participants with account balances in excess of $1,000 may choose to leave their account balances in the Plan.

In order to facilitate efficient Plan administration and disclosure, the Plan permits the automatic transfer of accounts held under the Plan to the Retirement Savings Plan of Newmont and any other defined contribution plan maintained by the Company or its controlled group members when a participant becomes an active participant in such other plan.

Notes Receivable from Participants

Participants may borrow from their individual plan account, with a minimum amount of $1,000 and a maximum amount equal to the lesser of 50% of such participant’s vested balance or $50,000. The interest rate on such loans is the prime rate in effect at the time the loan is taken plus one percent and is fixed over the term of the loan. The repayment period may be up to five years for a general loan, or up to 15 years for the purchase of a principal residence.

Plan Termination

Although the Company expects to continue the Plan indefinitely, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan (“full termination”) subject to the provisions of ERISA. In the event of full termination or termination with respect to a group or class of participants (“partial termination”), the unvested portion of Company contributions for participants subject to such full termination or partial termination will become fully vested and non-forfeitable.

2.	Significant Accounting Principles

Basis of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America on the accrual basis of accounting. Trades are recorded on the trade date. Interest is accrued when earned and dividends are accrued when declared.

Valuation of Investments

All of the Plan’s investments are maintained in registered investment companies, collective trusts and a Company stock fund, which are valued using quoted market prices from the respective securities’ principal active exchange or at net asset value. The net appreciation (depreciation) in the fair value of investments for the period is included in the determination of net investment gain (loss) as reflected in the Statements of Changes in Net Assets Available for Benefits.

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Notes to Financial Statements

December 31, 2014 and 2013

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the Plan document. These notes have interest rates ranging from 4.25% to 9.25% and mature from January 2015 through December 2029.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in a combination of registered investment companies, collective trusts and Company stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Payments of Benefits

Payments of benefits are recorded when paid.

Plan Expenses

Administrative expenses on behalf of the Plan are paid through the use of forfeitures and by the Company.

Administrative expenses include recordkeeping fees, audit fees, trustee fees, account maintenance fees and legal fees. Participant loan origination fees are excluded from administrative expenses and deducted from participant’s accounts as they are paid directly by the participants to the trustee.

No Plan-related expenses were paid by the Company for the years ended December 31, 2014 and 2013.

3.	Investments

Plan participants have the following investment options: Spartan® 500 Index Fund — Fidelity Advantage Class, Spartan® Extended Market Index Fund — Fidelity Advantage Class, Spartan® Small Cap Index Fund — Fidelity Advantage Class, Harbor International Fund Institutional Class, Spartan® Global ex U.S. Index Fund — Fidelity Advantage Class, Fidelity® Money Market Trust Retirement Money Market Portfolio, Spartan® U.S. Bond Index Fund — Fidelity Advantage Class, Russell Equity I Fund, Russell Small Cap Fund, Russell Multi-Manager Bond Fund, Russell Emerging Markets Fund, BlackRock LifePath® Index 2020 Fund Q, BlackRock LifePath® Index 2025 Fund Q, BlackRock LifePath® Index 2030 Fund Q, BlackRock LifePath® Index 2035 Fund Q, BlackRock LifePath® Index 2040 Fund Q, BlackRock LifePath® Index 2045 Fund Q, BlackRock LifePath® Index 2050 Fund Q, BlackRock LifePath® Index 2055 Fund Q, BlackRock LifePath® Index Retirement Fund Q and Principal Diversified Real Asset Fund Institutional Class. Participants are able to allocate and reallocate account balances among these funds on a daily basis. All investments are participant directed.

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Notes to Financial Statements

December 31, 2014 and 2013

The fair value of individual investments that represented 5% or more of the Plan’s net assets at December 31, 2014 and 2013, respectively, were as follows:

	2014	2013
Collective trust funds
BlackRock LifePath® Index 2015 Fund Q	$—	$8,011,142
BlackRock LifePath® Index 2020 Fund Q	12,606,075	12,081,079
BlackRock LifePath® Index 2025 Fund Q	11,901,676	11,298,730
BlackRock LifePath® Index 2030 Fund Q	10,365,491	9,944,154
BlackRock LifePath® Index 2035 Fund Q	5,637,428	5,767,956
BlackRock LifePath® Index 2040 Fund Q	4,985,279	4,429,598
BlackRock LifePath® Index 2045 Fund Q	5,425,074	4,367,941
BlackRock LifePath® Index Retirement Fund Q	8,210,172	—
Investment funds
Newmont Mining Stock Fund	4,753,346	7,322,900

The reconciliation of net appreciation in fair value of the Plan’s investments at December 31, 2014 and 2013, respectively, were as follows:

	2014	2013
Net realized gain (loss) on sale of assets, common stock	$48,608	$(4,860,938)
Net realized gain on sale of registered investment companies	55,154	4,989,587
Net realized gain on sale of collective trusts	852,661	510,889
Unrealized (depreciation) of assets, common stock	(1,026,787)	(2,710,789)
Unrealized appreciation of registered investment companies	128,815	182,309
Unrealized appreciation of collective trusts	2,899,153	4,090,330

Net appreciation in fair value of the Plan’s investments	$2,957,604	$2,201,388

4.	Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Notes to Financial Statements

December 31, 2014 and 2013

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Investments in registered investment companies: Valued at its year end quoted market price.

Investments in collective trust funds: Investments in common/collective trusts are valued at unit value, which is based on the aggregate current fair values of the underlying assets in relation to the total number of units outstanding. Unit value, or the equivalent of net asset value, is a practical expedient for estimating the fair values of those investments. The common collective trust has no unfunded commitments as of December 31, 2014, and can be redeemed daily with no redemption notice period or other redemption restrictions.

Investments in employer stock: Valued at its year-end unit closing price (comprised of year-end market price reported on the active market plus uninvested cash position).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2014:

	Assets at Fair Value at December 31, 2014
	Level 1	Level 2	Level 3	Total

Registered investment companies:
Large cap blend funds	$3,426,031	$—	$—	$3,426,031
Mid cap blend funds	1,714,612	—	—	1,714,612
Small cap blend funds	922,538	—	—	922,538
International blend funds	1,874,315	—	—	1,874,315
Money market funds	2,377,135	—	—	2,377,135
Fixed Income	776,298	—	—	776,298

Total registered investment companies	11,090,929	—	—	11,090,929

Collective trust funds:
Large cap	—	794,652	—	794,652
Small Cap	—	360,517	—	360,517
Fixed income	—	960,109	—	960,109
International	—	414,281	—	414,281
Blended	—	66,618,426	—	66,618,426
Other	—	334,430	—	334,430

Total collective trust funds	—	69,482,415	—	69,482,415
Employer stock	4,753,346	—	—	4,753,346

	$15,844,275	$69,482,415	$—	$85,326,690

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Notes to Financial Statements

December 31, 2014 and 2013

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2013:

	Assets at Fair Value at December 31, 2013
	Level 1	Level 2	Level 3	Total

Registered investment companies:
Large cap blend funds	$1,738,309	$—	$—	$1,738,309
Mid cap blend funds	1,041,983	—	—	1,041,983
Small cap blend funds	855,222	—	—	855,222
International blend funds	1,039,114	—	—	1,039,114
Money market funds	2,372,922	—	—	2,372,922
Fixed Income	633,305	—	—	633,305

Total registered investment companies	7,680,855	—	—	7,680,855

Collective trust funds:
Large cap	—	356,812	—	356,812
Small Cap	—	241,444	—	241,444
Fixed income	—	246,010	—	246,010
International	—	229,937	—	229,937
Blended	—	64,251,907	—	64,251,907
Other	—	152,162	—	152,162

Total collective trust funds	—	65,478,272	—	65,478,272
Employer stock	7,322,900	—	—	7,322,900

	$15,003,755	$65,478,272	$—	$80,482,027

5.	Tax Status of the Plan

The Plan received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan on March 4, 2014. Although the Plan has been amended since receipt of the determination letter, the Plan Administrator believes the Plan remains a qualified plan and is not subject to tax. Accordingly, no provision for federal or state income taxes has been recorded.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that at December 31, 2014, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for the years prior to 2011.

6.	Related Party Transactions

During the year ended December 31, 2012 and until August 31, 2013, The Vanguard Fiduciary Trust Company acted as Trustee for investments defined in the Plan.

The Fidelity Management Trust Company acts as Trustee for only those investments as defined in the Plan. Also, certain Plan assets are invested in shares of Company stock. Transactions in such investments qualify as party-in-interest transactions that are exempt from prohibited transaction rules as defined by ERISA. Administrative fees for Trustee services amounted to $127,294 and $100,932 for the years ended December 31, 2014 and 2013, respectively.

7.	Subsequent Events

The Company has evaluated events subsequent to December 31, 2014. There have been no material events noted which would impact the results reflected in this report, the Plan’s results going forward or require additional disclosure.

Newmont

Retirement Savings Plan for Hourly-Related Employees of Newmont

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

EIN # 13-2526632; Plan Number 004

	Cost	Current Value Year Ended December 31, 2014
Investment Funds:
*Spartan® 500 Index Fund - Fidelity Advantage Class	**	$3,426,031
*Spartan® Extended Market Index Fund - Fidelity Advantage Class	**	1,714,612
*Spartan® Small Cap Index Fund - Fidelity Advantage Class	**	922,538
Harbor International Fund Institutional Class	**	1,009,999
*Spartan® Global ex U.S. Index Fund - Fidelity Advantage Class	**	864,316
*Fidelity® Money Market Trust Retirement Money Market Portfolio	**	2,377,135
*Spartan® U.S. Bond Index Fund - Fidelity Advantage Class	**	776,298

Collective Trust Funds:
Russell Equity I Fund	**	794,652
Russell Small Cap Fund	**	360,517
Russell Multi-Manager Bond Fund	**	960,109
Russell Emerging Markets Fund	**	414,281
BlackRock LifePath® Index 2020 Fund Q	**	12,606,075
BlackRock LifePath® Index 2025 Fund Q	**	11,901,676
BlackRock LifePath® Index 2030 Fund Q	**	10,365,491
BlackRock LifePath® Index 2035 Fund Q	**	5,637,428
BlackRock LifePath® Index 2040 Fund Q	**	4,985,279
BlackRock LifePath® Index 2045 Fund Q	**	5,425,074
BlackRock LifePath® Index 2050 Fund Q	**	3,566,415
BlackRock LifePath® Index 2055 Fund Q	**	3,920,816
BlackRock LifePath® Index Retirement Fund Q	**	8,210,172
Principal Diversified Real Asset Fund Institutional Class	**	334,430

Employer Stock:
*Newmont Mining Stock Fund	**	4,753,346

*Participant Loans (a):
Interest rates ranging from 4.25% to 9.25%, maturing January 2015 through December 2029	—	5,630,933

		$90,957,623

*	Represents a party-in-interest
**	Cost omitted for participant-directed investments.
(a)	Interest rates on loans are determined by the Trustee based on commercial lending rates at the date of the loan.

Newmont

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Form 5500, Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions

EIN # 13-2526632; Plan Number 004

As of December 31, 2014

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contribution Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

Check here if late participant loan repayments are included:	$—	$—	$—	$189

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Date: June 29, 2015	/s/ Glenn Culpepper
Glenn Culpepper, Senior Vice President and Controller

EXHIBIT INDEX

Exhibit No.	Exhibit

23	Consent of Causey Demgen & Moore P.C.